

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 4, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Fixed Rate Senior Notes due 2049 of TELEFÓNICA EMISIONES, S.A.U. guaranteed by
Telefónica, S.A. under the Exchange Act of 1934.

Sincerely,

[signature]